EXHIBIT 99.1

Warrant Agreement

Entered into on the _______ day of the month of [_______], 2018

By and between	Internet Gold - Golden Lines Ltd.
Public Company No. 52-004426-4
2 Dov Friedman Street, Ramat Gan 5250301
(hereinafter, “Internet Gold” or the “Company”)

Of the first part;

And	______________________________
(hereinafter collectively, the “Investor”)

Of the second part;

______________________________
(hereinafter, the “Trustee”)

Of the third part;

WHEREAS, on the date of execution of this Agreement, a private placement of Internet Gold was completed, in the framework of which the Investor was allocated ______ ordinary shares of Internet Gold par value NIS 0.01 per share (hereinafter, the “Transaction”); it is clarified that the actual share allocation is subject to the approval of the Tel Aviv Stock Exchange Ltd.; and

WHEREAS, it was determined in the framework of the Transaction that the Investor would be entitled to an allocation of additional shares of Internet Gold under the terms specified in this warrant below (hereinafter, the “Warrant”); and

WHEREAS, the parties wish to set forth herein the terms of their engagement in connection with the Warrant, all in the manner and on the terms set forth in this Agreement below;

NOW THEREFORE, the parties stipulate and agree as follows:

1.	PREAMBLE AND INTERPRETATION

1.1.	The preamble hereto constitutes an integral part hereof.

1.2.	The headings of the sections are for convenience only and are not to be construed in interpreting this Agreement.

1.3.	Any date specified in this Agreement or to be determined under this Agreement and which does not occur on a business day, shall be deferred to the first business day immediately thereafter.

2.	DEFINITIONS AND CLARIFICATIONS

2.1.	The following terms and their inflections shall have the meaning as set forth below, unless the content or context thereof dictates otherwise:

“Warrant for Gold Shares”	-	As defined in Section 3 below;

“Internet Gold”	-	Internet Gold – Golden Lines Ltd., Public Company No. 52-004426-4;
“BCom”	-	B. Communications Ltd., Public Company No. 51-283274-2;
“Means of Control”	-	As such term is defined in the Communications Law;
“Bezeq”	-	Bezeq The Israel Telecommunications Corp. Ltd., Public Company No. 51-283274-2;
“Control Permit” or “Holding Permit” (as applicable)	-

All the permits and licenses required by the Ministry of Communications, the Prime Minister and all relevant regulatory bodies, including in the Judea and Samaria region, for an event involving the transfer of control of Eurocom Communications and/or (as necessary) for an event involving the holding of shares in Eurocom Communications, including due to its status as a corporation through the chain of control/holdings in Bezeq;

“Communications Law”	-	The Communications Law (Telecommunications and Broadcasting), 5742-1982;
“Business Day”	-

Sundays through Fridays every week, provided that they are not holidays and/or sabbaticals;

In the event that the date of performance of any action under this Agreement falls on a day that is not a Business Day, the execution date and/or payment option shall be postponed to the first subsequent Business Day.

“Ordinary Shares”	-	Ordinary shares of Internet Gold par value NIS 0.01 per share;
“Communications Order”	-	The Communications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 5757-1997;
“Blocked Securities”	-	The Warrant and the Ordinary Shares to be issued and allocated in the Investor’s favor, in accordance with and subject to the provisions of this Agreement.

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3.	WARRANT FOR GOLD SHARES

3.1.	As of the execution of this Agreement, Internet Gold shall act to receive the approval of the Tel Aviv Stock Exchange to list for trade the ordinary shares to be allocated in the framework of the Transaction, as well as the ordinary shares that may derive from the exercise of the Warrant for Gold Shares, as detailed below. Five business days after receipt of the Tel Aviv Stock Exchange’s approval as stated above, the Investor shall have the option to receive, via private placement, Ordinary Shares of Internet Gold in the scope specified in Appendix A to this Agreement (“Gold Shares”) (in whole or in part, at its discretion. The option may only be exercised once and for a quantity to be specified in the notice of exercise). Such option shall be valid and exercisable until June 30, 2019 (inclusive) (hereinafter, the “Gold Shares Exercise Period”), and except on the determining date for the distribution of bonus shares, to the offer by way of rights, distribution of dividend, consolidation of capital, splitting of capital or reduction of capital (each of the above shall be called “Company Event”). If the ex-date of a company event occurs prior to the record date of the Company event, no exercise shall occur on the aforesaid ex-date.

3.2.	Internet Gold Shares shall be allocated to the Investor free and clear of any lien and/or debt and/or attachment and/or any third party right.

3.3.	Internet Gold shall maintain a sufficient number of Ordinary Shares in its registered capital to secure performance of the right of exercise under this section and, if necessary, will cause its registered capital to be increased.

3.4.	In the event of a contradiction between any of the Control Permit documents, the provisions of the Control Permit documents shall prevail over this Agreement.

3.5.	It is hereby clarified that the allocation of Gold’s ordinary shares, as specified in this Section 3, shall be subject to the approval of the Tel Aviv Stock Exchange Ltd. (hereinafter, “TASE”), and shall be executed in practice up to 21 days following receipt of the aforementioned TASE approval, and Internet Gold undertakes to take reasonable action to obtain TASE’s approval immediately after the exercise date.

3.6.	Without derogating from the provisions of Section 4 below, in the event that the Investor does not exercise its entitlement during the Gold Shares Exercise Period or fails to receive TASE approval, for any reason whatsoever, the Warrant under this Section 3 shall expire, and neither the Investor and/nor anyone on its behalf shall have any claim and/or demand and/or dispute with respect thereto against Internet Gold and/or anyone acting on its behalf and/or the controlling shareholders of the Company and / or its officers and directors.

4.	Granting of THE WARRANTS FOR gold shares

4.1.	By signing this Agreement, the Company grants the Investor the Warrants.

4.2.	The Warrants are private, non-transferable and non-marketable.

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5.	Exercise of WARRANTs

5.1.	The Internet Gold Share Warrants shall be exercised in accordance with the terms and dates specified in Section 3 above and at the prices specified in the Appendix to this Agreement.

5.2.	The notice of exercise shall be transmitted in writing and shall include the number of Internet Gold Ordinary Shares which the Investor wishes to receive, and the percentage they represent of Internet Gold’s issued share capital, the details of the account for depositing the shares and any additional detail required by a representative of the Company that is authorized in this respect, as defined in the accompanying letter to be sent to each investor by Internet Gold, and in accordance with a procedure to be determined by it.

5.3.	The exercise shares deriving for the Investor from the exercise of the Warrants, or any part thereof, shall grant the Investor the rights attached to the Ordinary Shares provided in Internet Gold’s articles of association - including the right to participate in any dividend and/or other distribution, regarding which the effective date of receipt thereof is the actual date of receipt of the shares or a later date. They shall also grant the Investor rights equal to those of all the other ordinary shareholders of Internet Gold, including the right to vote at Internet Gold’s general meeting and the right to appoint directors, all as set forth in Internet Gold’s incorporation documents.

6.	ADJUSTMENTS

The following provisions shall apply to the Internet Gold Share Warrants:

Adjustment due to distribution of bonus shares

In the event the Company distributes bonus shares, the rights of the holders of the Warrants shall be preserved such that the number of shares resulting from the exercise to which the holder of the Warrant shall be entitled upon the exercise thereof shall increase or decrease by the number of shares of the same class to which the Warrant holder would have been entitled as bonus shares, had it exercised the warrant by the last trading day prior to the ex-date. The exercise price of each Warrant will not change as a result of the addition of such shares. In the event of adjustments under this subsection, the applicant shall not be entitled to receive a fractional share. The number of exercise shares to which the holder of a Warrant will be entitled shall be adjusted only in the event of the distribution of bonus shares, as aforementioned, or in the event of an issue by way of rights, but not in the event of any other issuances (including issuances to interested parties).

Adjustment due to a rights issue

Insofar as rights to purchase any securities by way of rights are offered to shareholders of the Company, the number of shares resulting from the exercise of the Warrants shall be adjusted to the bonus component of the rights, expressed as the ratio between the closing price of the share on TASE on the last trading day prior to the “ex-date” and the base price of the share ex-rights. The adjustment method to be so determined may not be modified. The Company shall provide notice in an immediate report of the adjusted exercise ratio prior to the opening of trading on the day on which the shares are traded “ex rights.”

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Adjustment for dividend distribution

To the extent the Company performs a dividend distribution, as defined in the Companies Law, 5759-1999, the exercise price of the Warrants shall be multiplied by the ratio between the base price”ex dividend” and the share’s closing price on TASE on the last trading day prior to the ex-dividend day. The Company shall provide notice in an immediate report of the adjusted exercise price prior to the opening of trading on the day the shares are traded “ex-dividend.” Such adjustment method may not be modified. In any case, the exercise price shall not be less than the par value of the Company’s Ordinary Shares.

Notwithstanding the foregoing, it is hereby clarified that the number of shares to be allocated to a holder, together with additional allocations that the Company will be required to make in connection with the foregoing adjustment clauses, shall not exceed the threshold that may be allocated under the Control Permits and/or in a manner requiring a permit and/or approval from the Ministry of Communications or any other regulatory entity. In the event that of the possibility of crossing the aforementioned threshold, a pro-rata allocation shall be made to all holders entitled to an adjustment up to the permitted allocation threshold without causing a violation of the Control Permits and/or requiring a permit and/or approval from the Ministry of Communications or any other regulatory entity.

7.	Representations of Internet Gold

Internet Gold hereby represents as follows:

7.1.	There is no legal, contractual or other preclusion for it to enter into and perform this Agreement. Its engagement in and performance of this Agreement does not contradict and does not constitute a breach of any agreement or undertaking whatsoever to which Internet Gold is a party, or of any third party rights or of any provision of law applying to Internet Gold, and it does not contradict any of Internet Gold’s incorporation documents.

7.2.	All the decisions and approvals required by law in order for Internet Gold to be entitled to enter into this Agreement have been duly adopted.

8.	Representations of Investor

The Investor hereby declares as follows:

8.1.	There is no legal, contractual or other preclusion for it to enter into this Agreement. Its engagement in this Agreement does not contradict and does not constitute a breach of any agreement or undertaking whatsoever to which the Investor is a party, or of any third party rights or of any provision of law applying to the Investor, and it does not contradict any of the Investor’s incorporation documents.

8.2.	All the decisions and approvals required by law in order for the Investor to be entitled to enter into this Agreement have been duly adopted.

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8.3.	The Investor declares that in any case, the percentage of its holdings in the Means of Control of Bezeq, as such term is defined in the Communications Order (including as part of an aggregate calculation of its holdings in the Means of Control of Internet Gold and/or BCom and/or Bezeq according to the “multiplication method”) – including after the exercise of the Warrants contemplated hereunder, will not exceed 5%. The Investor declares that in any case, the percentage of its holdings in the Means of Control in Internet Gold, including after the exercise of the Warrant, will not exceed 15%.

8.4.	The Investor is aware that the Warrants, the Ordinary Shares of Internet Gold (all those contemplated hereunder) (hereinafter in this Section 7, the “Securities”) have not been and shall not be registered in accordance with the US. Securities Act of 1933 (hereinafter, the “Securities Act”) or in accordance with securities laws of various states in the United States, and that the securities may be offered or sold exclusively: (1) outside the United States, as defined in Regulation S under the Securities Act and subject thereto; or (2) in a transaction that is exempt from the registration requirements of the Securities Act and the laws of relevant states in the United States. the Investor declare that he is a resident of Israel and are not the distributors of the issuance; we are not a “U.S. Person” as such term is defined in Regulation S, and we are not purchasing the Securities for or in favor of a “U.S. Person” or a person residing in the United States. In addition, the Investor declares that it is not residing in the United States at the time of submittal of its offer and it is not purchasing the Securities in order to perform a “distribution” in the United States, as such term is defined in US securities laws. The Investor undertakes not to offer and/or sell the Securities in the Unites States or to a U.S. Person and undertakes not to perform “directed selling efforts,” as such term is defined in Rule 902(c) of the aforementioned Regulation S, in the United States, in connection with the Securities.

8.5.	The Investor is aware that the Securities shall be subject to the restrictions on resale set forth in the Securities Law, 5728-1968 (hereinafter, the “Law”) and the regulations promulgated thereunder. The Investor undertakes to comply with the provisions of the law applying in this respect, including the provisions of Section 15C of the Law and the Securities Regulations (Details with Regard to Sections 15A to 15C of the Law), 5760-2000, and in particular with the provisions of Section 5 of such Regulations, with respect to restrictions on resale.

9.	Trust for Blocked Securities

9.1.	Without derogating from the provisions of Section 8.5 above, the Investor and Internet Gold hereby appoint the Trustee as trustee for the Investor.

9.2.	The Blocked Securities shall be allocated and deposited with the Trustee in a deposit in a designated account which is managed in the Trustee’s name (hereinafter, the “Trust Deposit”) in favor of the Investor, and the Trustee shall hold the Blocked Securities in trust and shall handle them in accordance with TASE guidelines, unless the TASE gives its consent to handle them in another manner. Notwithstanding the holding of the Blocked Securities in the Trust Deposit, all the rights and obligations with respect to the Blocked Securities shall apply to the Investor. Subject to the provisions of applicable law, the Trustee shall not be entitled and/or liable to any right and/or obligation with respect to the Blocked Securities, other than its rights and obligations under this Agreement.

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9.3.	Without derogating from the generality of Section 9.2 above, in the event that Internet Gold distributes bonus shares to its shareholders and/or dividends, these shall be allocated to the Trustee for the Investor and deposited in the Trust Deposit together with the Blocked Securities, unless the Investor provides Internet Gold with other instructions in writing with a copy to the Trustee.

9.4.	The trustee shall not participate and shall not vote at meetings of Internet Gold’s shareholders with respect to the Blocked Securities. The Trustee shall contact the TASE member with whom the Blocked Securities are listed and shall provide the Investor, within a reasonable time prior to the convening of the relevant shareholders’ meeting, in such a manner as to enable the Investor to make decisions regarding the matters on the meeting’s agenda, including by means of a proxy statement or through a voting system, confirmation that the securities are held by the Trustee as well as a link to the voting system website. At any time it is so required and within a reasonable period of time, the Trustee shall provide the Investor with an unconditional and irrevocable power of attorney until the expiry of the trust under this Agreement, to participate and vote at the Company’s shareholders meetings with respect to the blocked securities.

9.5.	The Trustee shall withhold tax at source as required by law in connection with the Blocked Securities and/or any asset and/or benefit and/or sum of money created with respect thereto, unless it is presented with an exemption from withholding tax by the Israel Tax Authority. In the event that no withholding tax exemption by the Israel Tax Authority is presented, which is essential so as not to withhold tax at source, the parties hereby authorize and instruct the Trustee to withhold tax at source.

9.6.	The Trustee shall notify the Investor within a reasonable period of time of any notice and/or claim and/or demand directed to it in connection with the Blocked Securities, including in connection with their status as the registered owners thereof.

9.7.	The Trustee shall not be liable for any damage and/or liability and/or loss of any kind that is caused to the Investor, if at all, for any act and/or omission related to and/or arising from the performance of this Agreement, provided that it acted as a reasonable trustee.

9.8.	Internet Gold and the Investor shall jointly and severally indemnify the Trustee for any expense (including attorneys’ fees) and/or damage and/or demand and/or claim incurred by the Trustee as a result of performing its duties as Trustee under this Agreement and/or any fee and/or payment it pays to any third party in the performance of any of the actions enumerated in this Agreement.

9.9.	Upon the sale of the blocked securities, the Investor shall pay a trustee commission of 0.06% (plus VAT).

10.	Miscellaneous

10.1.	This Agreement and any right and obligation hereunder, may not be assigned, transferred, endorsed or encumbered by the Company to or for the benefit of others.

10.2.	No modification or amendment of the provisions, terms or sections of this Agreement, and no waiver, consent, arrangement or extension shall bind the parties hereto unless made in writing and duly signed by the Company and the Investor.

10.3.	This Agreement shall be governed by the laws of the State of Israel. The courts within the jurisdiction of the District Court in Tel Aviv-Jaffa shall have sole and exclusive jurisdiction with respect to this Agreement and no jurisdiction shall be vested in any other court.

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IN WITNESS WHEREOF the parties hereto have affixed their signatures:

Internet Gold Golden Lines Ltd.	[The Investor]

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